ING Life Insurance and Annuity Company

and its

Variable Annuity Account C

UNIVERSITY OF TEXAS SYSTEM RETIREMENT PROGRAMS

Supplement Dated December 17, 2013 to the Contract Prospectus and Contract Prospectus Summary, each dated May 1, 2013, as amended

This supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your Contract Prospectus and Contract Prospectus Summary for future reference.

IMPORTANT INFORMATION REGARDING ING PIMCO HIGH YIELD PORTFOLIO

The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the ING PIMCO High Yield Portfolio.

Effective on or about the close of business February 4, 2014, the following fund name change, subadviser change and investment objective change will occur:

The **ING PIMCO High Yield Portfolio** will:

- Change its name ING High Yield Portfolio;
- Change its subadviser to ING Investment Management Co. LLC; and
- Change its investment objective to "Seeks to provide investors with a high level of current income and total return.

Information in your Contract Prospectus and Contract Prospectus Summary regarding the ING PIMCO High Yield Portfolio is changed accordingly.

More Information is Available

More information about the funds available through your contract, including information about the risks associated with investing in them can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting us at our:

ING U.S. Customer Service Center
Defined Contribution Administration
P.O. Box 990063
Hartford, CT 06199-0063
1-800-262-3862

If you received a summary prospectus for any of the funds available through your contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) ING Life Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by ING Financial Advisers, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which ING Financial Advisers, LLC has selling agreements.***